                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


  Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934



For the month of                        MARCH 31, 2000
                 -------------------------------------------------------------


                        STOCKSCAPE.COM TECHNOLOGIES INC.
                      (FORMERLY: CORNUCOPIA RESOURCES LTD.)
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              SUITE #407 - 325 HOWE STREET, VANCOUVER, B.C. V6C 1Z7
              -----------------------------------------------------
                    (Address of principal executive offices)


       Registrant's telephone number, including area code: (604) 687-0619.


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           FORM 20-F  X   FORM 40-F
                                     ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES    NO  X
   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




ON JULY 9, 1999, THE NAME CHANGE FROM CORNUCOPIA RESOURCES LTD. TO STOCKSCAPE.COM TECHNOLOGIES INC. BECAME EFFECTIVE. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "REGISTRANT" MEANS STOCKSCAPE.COM TECHNOLOGIES INC. AND THE COMPANY MEANS THE REGISTRANT AND ITS SUBSIDIARIES.


       UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "DOLLARS" AND "$" ARE
                           TO UNITED STATES DOLLARS.

-------------------------------------------------------------------------------

                                    FORM 61

                                QUARTERLY REPORT


INCORPORATED AS PART OF:     /X/       SCHEDULE A

                             / /       SCHEDULE B & C

                                 ISSUER DETAILS:

FOR QUARTER ENDED:                     MARCH 31, 2000
                                      -----------------------------------------
DATE OF REPORT:                        MAY 29, 2000
                                      -----------------------------------------

NAME OF ISSUER:                        STOCKSCAPE.COM TECHNOLOGIES INC.
                                      -----------------------------------------
ISSUER'S ADDRESS:                      SUITE #407 - 325 HOWE STREET
                                      -----------------------------------------
                                       VANCOUVER, BC, V6C 1Z7
                                      -----------------------------------------
ISSUER'S FAX NUMBER:                   604-681-4170
                                      -----------------------------------------
ISSUER'S PHONE NUMBER:                 604-687-0619
                                      -----------------------------------------
CONTACT PERSON:                        MARK T. BROWN
                                      -----------------------------------------
CONTACT'S POSITION:                    TREASURER
                                      -----------------------------------------
CONTACT TELEPHONE NUMBER:              604-687-0619
                                      -----------------------------------------

                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.


           John J. Brown                         "JOHN BROWN"                        May 29, 2000
----------------------------------------------------------------------------------------------------
          Name of Director                      Signed (TYPED)                        Date Signed

          Andrew Milligan                     "ANDREW MILLIGAN"                      May 29, 2000
----------------------------------------------------------------------------------------------------
          Name of Director                      Signed (TYPED)                        Date Signed


                        STOCKSCAPE.COM TECHNOLOGIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE PERIODS ENDING MARCH 31, 2000 AND 1999


--------------------------------------------------------------------------------

Management has compiled the unaudited interim financial information of Stockscape.com Technologies Inc. consisting of the interim balance sheet as at March 31, 2000 and the interim statement of operations and the interim statement of cash flows for the three months ended March 31, 2000. This financial information has not been audited or reviewed by an accounting firm. Readers are cautioned that these statements may not be appropriate for their purposes.

--------------------------------------------------------------------------------

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Balance Sheets as at March 31
(Expressed in Canadian Dollars unless otherwise stated)

-------------------------------------------------------------------------------------------------------------

                                                                                    2000                1999
                                                                                    ----                ----
                                     ASSETS
                                     ------
CURRENT ASSETS
       Cash and cash equivalents                                           $   1,325,290         $   143,606
       Short term investments                                                  5,919,129                   -
       Marketable securities                                                      81,421                 937
       Accounts receivable                                                       182,671              81,604
       Prepaid expenses and deposits                                              42,658               3,657
                                                                           -------------         -----------
                                                                               7,551,169             229,804

LONG TERM INVESTMENTS                                                          2,656,466                   -

CAPITAL ASSETS                                                                   381,810             124,874

RESOURCE PROPERTY                                                                      1                   -

INTANGIBLE ASSETS                                                                 10,710               8,867
                                                                           -------------         -----------
                                                                           $  10,600,156         $   363,545
                                                                           =============         ===========

-------------------------------------------------------------------------------------------------------------
                                   LIABILITIES
                                   -----------

CURRENT LIABILITIES
       Accounts payable and accrued liabilities                            $     290,697         $   135,865
       Unearned revenue                                                          126,830              77,435
                                                                           -------------         -----------
                                                                                 417,527             213,300

                              SHAREHOLDERS' EQUITY
                              --------------------

SHARE CAPITAL                                                                 11,979,432           1,082,500

DEFICIT                                                                       (1,796,803)           (932,255)
                                                                           -------------         -----------
                                                                              10,182,629             150,245
                                                                           -------------         -----------
                                                                           $  10,600,156         $   363,545
                                                                           =============         ===========
-------------------------------------------------------------------------------------------------------------

Approved by the Board of Directors


               "ANDREW MILLIGAN"                           "JOHN BROWN"
      ---------------------------------         -------------------------------
             Andrew F.B. Milligan,                         John J. Brown
                    Director                                 Director

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
For the Three Months Ending March 31
(Expressed in Canadian Dollars unless otherwise stated)


-------------------------------------------------------------------------------------------------------------
                                                                                    2000                1999
                                                                                    ----                ----
REVENUE
       Web-site sales and service                                          $     204,988         $   257,000
       Investor on-line services                                                 363,108                   -
                                                                           -------------         -----------
                                                                                 568,096             257,000

COST OF SALES                                                                    527,172             222,595
                                                                           -------------         -----------

GROSS PROFIT                                                                      40,924              34,405

GENERAL AND ADMINISTRATIVE EXPENSES
       Advertising and promotion                                                   5,055               8,609
       Amortization                                                               37,415                   -
       Audit and legal fees                                                       14,549               1,105
       Management and administration fees                                        134,713              26,235
       Foreign exchange                                                           (2,119)                379
       Interest on debt                                                                -              21,105
       Investor and shareholder relations                                         85,734                   -
       Listing and transfer fees                                                   7,922                   -
       Office and miscellaneous                                                   56,589               6,794
       Rent                                                                       12,560                   -
       Salaries, wages and benefits                                               77,298              60,161
       Travel                                                                      2,436               2,461
                                                                           -------------         -----------
                                                                                 432,152             126,849
                                                                           -------------         -----------

OPERATING LOSS                                                                   391,228              92,444

OTHER ITEMS
       Gain on sale of marketable securities                                     309,603                   -
       Interest revenue                                                           79,441                 429
                                                                           -------------         -----------

NET LOSS FOR THE PERIOD                                                            2,184              92,015

DEFICIT, BEGINNING OF PERIOD                                                   1,794,619             840,240
                                                                           -------------         -----------
DEFICIT, END OF PERIOD                                                     $   1,796,803         $   932,255
                                                                           =============         ===========

EARNINGS (LOSS) PER SHARE                                                  $        0.00         $     (0.01)
                                                                           =============         ===========

-------------------------------------------------------------------------------------------------------------

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
For the Three Months Ending March 31
(Expressed in Canadian Dollars unless otherwise stated)


-------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)                                                         2000                1999
                                                                                    ----                ----
OPERATIONS

Net loss for the period                                                    $      (2,184)        $   (92,015)
Items not involving cash
       Amortization                                                               37,415               8,934
       Gain on sale of marketable securities                                    (309,603)                  -
       Interest accrued on short term investments                                (71,528)                  -
       Interest capitalized on short-term loan                                         -              21,105

Changes in non-cash working capital items
       Account receivable                                                       (108,790)             (6,862)
       Prepaid expenses and deposits                                             (20,457)              5,263
       Accounts payable and accrued liabilities                                   28,217              35,359
       Unearned revenue                                                           59,573              22,212
                                                                           -------------         -----------
                                                                                (387,357)             (6,004)
INVESTING

Proceeds on sale of marketable securities                                        654,221                   -
Purchase of capital assets                                                       (69,876)            (37,964)
Purchase of intangible assets                                                       (317)             (1,127)
                                                                           -------------         -----------
                                                                                 584,028             (39,091)

FINANCING

Proceeds on exercise of options                                                  181,250                   -
Short-term financing                                                                   -             130,906
                                                                           -------------         -----------
                                                                                 181,250             130,906
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                                             377,921              85,811

CASH AND CASH EQUIVALENTS,
Beginning of Year                                                                947,369              57,795
                                                                           -------------         -----------

CASH AND CASH EQUIVALENTS,
End of Period                                                              $   1,325,290         $   143,606
                                                                           =============         ===========


                                     FORM 61

                                QUARTERLY REPORT


    INCORPORATED AS PART OF:  / /     SCHEDULE A


                             /X/      SCHEDULE B & C

                                 ISSUER DETAILS:

    FOR QUARTER ENDED:                MARCH 31, 2000
                                     ------------------------------------------
    DATE OF REPORT:                   MAY 29,  2000
                                     ------------------------------------------

    NAME OF ISSUER:                   STOCKSCAPE.COM TECHNOLOGIES INC.
                                     ------------------------------------------
    ISSUER'S ADDRESS:                 SUITE #407 - 325 HOWE STREET
                                     ------------------------------------------
                                      VANCOUVER, BC, V6C 1Z7
                                     ------------------------------------------
    ISSUER'S FAX NUMBER:              604-681-4170
                                     ------------------------------------------
    ISSUER'S PHONE NUMBER:            604-687-0619
                                     ------------------------------------------
    CONTACT PERSON:                   MARK T. BROWN
                                     ------------------------------------------
    CONTACT'S POSITION:               TREASURER
                                     ------------------------------------------
    CONTACT TELEPHONE NUMBER:         604-687-3520
                                     ------------------------------------------

                                   CERTIFICATE


The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.


             John J. Brown                            "JOHN BROWN"                        May 29, 1999
----------------------------------------------------------------------------------------------------------
           Name of Director                          Signed (TYPED)                        Date Signed

            Andrew Milligan                        "ANDREW MILLIGAN"                      May 29, 1999
----------------------------------------------------------------------------------------------------------
           Name of Director                          Signed (TYPED)                        Date Signed


STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended March 31, 2000

-------------------------------------------------------------------------------

1.       For the current fiscal year to date:

         General and Administrative Expenses -           Please see Statement of Operations and Deficit

         Expenditures to non arms length parties                                                $84,763
                                                                                                =======

2.       For the quarter under review:

         (a)      The following securities were issued:

                                 Number of
                 Date          Common Shares           Type of Issue          Consideration           Issue Price
                 ----          -------------           -------------          -------------           -----------
                                                     Exercise of stock
                Various           362,500                 options                 Cash                 $ 0.50 CDN


         (b)      There following stock options were granted during the quarter:

                    Number of                       Granted                   Exercise                  Expiry
                      Shares                          To                        Price                    Date
                      ------                          --                        -----                    ----
                     450,000                       Directors                 $ 0.75 USD             January 9, 2005
                     100,000                       Officers                  $ 0.75 USD             January 9, 2005
                     145,000                       Employees                 $ 0.75 USD             January 9, 2005
                     147,500                       Employees                 $ 1.40 USD              March 22, 2005
                     -------

                     842,500
                     ========

         (c)      A total of 5,000 stock options expired during the quarter.

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended March 31, 2000

-------------------------------------------------------------------------------

3.       As at the end of the quarter:

         (a)      Authorized Share Capital:

         200,000,000 common shares without a par value of which 26,282,183 shares were issued and outstanding as at March 31.

         100,000,000 preferred shares without par value of which none have been issued.

         (b)      Incentive Stock Options outstanding:

                   Number of                        Granted                   Exercise                  Expiry
                     Shares                           To                        Price                    Date
                     ------                           --                        -----                    ----

                    475,000                        Directors                 $ 0.50 CDN              July 12, 2004
                    450,000                        Directors                 $ 0.75 USD             January 9, 2005
                      5,000                         Officer                  $ 0.50 CDN              July 12, 2004
                    100,000                        Officers                  $ 0.75 USD             January 9, 2005
                     45,000                        Employees                 $ 0.50 CDN             January 9, 2005
                    115,000                        Employees                 $ 0.60 USD           November. 30, 2004
                    145,000                        Employees                 $ 0.75 USD             January 9, 2005
                    147,500                        Employees                 $ 1.40 USD             March 22, 2005
                    -------

                  1,482,500
                  =========

                  Warrants outstanding:

                    Number of                                                 Exercise                  Expiry
                      Shares                                                    Price                    Date
                      ------                                                    -----                    ----

                      175,000                                                $ 2.00 CDN            December 31, 2001
                      400,000                                                $ 0.50 CDN              June 30, 2002
                    ---------
                    7,696,000
                    =========

         (c) Total number of shares held in escrow: 10,000,000 common shares for a minimum of two years to July 9, 2001.

         (d)      Directors at March 31,2000:      Andrew F. B. Milligan
                                                   Sargent H. Berner
                                                   David R. Williamson
                                                   A. Murray Sinclair
                                                   John J. Brown
                                                   Barry F. Duggan, (Appointed
                                                   April 17, 2000)

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE C
Management Discussion
March 31, 2000

-------------------------------------------------------------------------------


REPORT TO THE SHAREHOLDERS:



The three-month period ended March 31, 2000 includes the consolidated operations of Stockscape.com Technologies Inc.

Sales for the period of $568,096 compared favorably with sales of $257,000 for the corresponding three months in 1999, representing and increase of 121%. Cost of sales increased by 136% to $527,172 resulting in an operating margin of $40,924, reflecting an improvement of 18.9% over the same period last year. Expenses increased considerably over the same period last year as a result of SEC reporting and investor communication costs relative to being a public company. Wages and consulting fees increased as the company increased its staff in the areas of software development, creative content and sales and administration. The resultant net loss for the three months of $2,184 compares to a net loss of $92,015 for three months in1999. Overall sales are growing at a significant rate and the company's investment in preparation for this growth, along with increasing its technology base to enable its clients to be interactive on the "net" is foremost in our strategy.

The consolidated Balance Sheet has been strengthened through a private placement in July of 1999 along with the success of its investments.

The operation continues to perform at an accelerated pace. The website has increased the level of its user "hits" to 5,000,000+ per month. We have increased our newsletter writer count significantly and expect a further 20% increase in writers by the end of June 2000. Stockscape.com is strengthening its site by the addition of the Asian Pacific stock exchanges, mutual fund quotes, and in the near future, will be adding the major stock exchanges in Europe in order to provide to the emerging Internet markets in the EU countries timely investment information. Digital Video Streaming is on the forefront of our list of upgrades. This software will be in place early in the third quarter of 2000.

Stockscape.com is forging ahead in generating new joint ventures and investigating possible acquisitions that will complement our current business. Potential transactions are being investigated and will be presented to the Stockscape.com board of directors for approval.


Barry F. Duggan,
President and C.E.O.
May 23, 2000.